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                              March 18, 2022

       Gary Jacob
       Chief Executive Officer
       OKYO Pharma Ltd
       Martello Court
       Admiral Park
       St. Peter Court
       Guernsey GYI 3HB

                                                        Re: OKYO Pharma Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed March 4, 2022
                                                            File No. 333-263326

       Dear Mr. Jacob:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed March 4, 2022

       Prospectus Summary
       Overview
       OK-101, page 1

   1. We note your disclosure on page 2 that you anticipate skipping a phase 1 trial for OK-
                                                        101   s dry eye
indication. Please revise your disclosure here and in the Business section to state whether you
discussed skipping a phase 1 trial in your pre-IND meeting with the
                                                        FDA and what the FDA
s response was including, without limitation, whether the FDA stated you are not
required to conduct a phase 1 trial. To the extent that it remains uncertain whether you
will be required to conduct the phase 1 trial, revise your pipeline
 Gary Jacob
OKYO Pharma Ltd
March 18, 2022
Page 2
       tables on pages 2 and 55 to reflect this uncertainty as the tables currently indicate a phase
       1 trial is not required for OK-101   s dry eye indication.
2. We note you revised your pipeline tables, removing the ocular pain indication and progress arrow from your OK-201 product candidate. We also note your disclosure on page 3 that you are now maintaining OK-201 at the exploratory level. Please remove this product candidate from your pipeline table because it does not appear to currently be in development. We do not object to your narrative discussion of OK-201 in the Summary and Business sections.
Capitalization, page 41

3. Please revise your actual Total Capitalization balance to account for total interest bearing loans and borrowings. In addition, double underline the cash and cash equivalents amount to highlight that this amount is not included in total capitalization.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Sasha Parikh at 202-551-3627 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Celeste Murphy at 202-551-3257 with any other questions.



                                                              Sincerely,
FirstName LastNameGary Jacob
                                                              Division of
Corporation Finance
Comapany NameOKYO Pharma Ltd
                                                              Office of Life
Sciences
March 18, 2022 Page 2
cc:       Jeffrey Fessler
FirstName LastName